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                                November 15, 2005



Johanna V. Losert
Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop 3-5
Washington, D.C. 20549
               Re:    Nelnet Student Loan Funding, LLC
                      Registration Statement on Form S-3
                      File No. 333-128658

Dear Johanna:

               On September 28, 2005, Nelnet Student Loan Funding, LLC (the "Registrant") filed a Registration Statement on Form S-3 (the "Registration Statement") to register student loan asset-backed securities. The Registrant intends to offer the registered securities beginning in January, 2006, and the Registration Statement was drafted to comply with Regulation AB. This letter responds to the staff's comments on the Registration Statement provided to the Registrant in a letter dated October 27, 2005. The comments have been restated below in italics and the Registrant's responses follow in regular text. A pre-effective amendment to the Registration Statement will be filed to reflect changes made in response to the comments. Three marked and three clean copies of the prospectus supplements and base prospectus are attached for your information and use.

General

1. PLEASE CONFIRM THAT THE DEPOSITOR OR ANY ISSUING ENTITY PREVIOUSLY ESTABLISHED, DIRECTLY OR INDIRECTLY, BY THE DEPOSITOR OR ANY AFFILIATE OF THE DEPOSITOR HAVE BEEN CURRENT WITH EXCHANGE ACT REPORTING DURING THE LAST TWELVE MONTHS WITH RESPECT TO ASSET-BACKED SECURITIES INVOLVING THE SAME ASSET CLASS. PLEASE REFER TO GENERAL INSTRUCTION I.A.4. OF FORM S-3. ALSO, PLEASE PROVIDE US WITH THE CIK CODES FOR ANY AFFILIATE OF THE DEPOSITOR THAT HAS OFFERED A CLASS OF ASSET-BACKED SECURITIES INVOLVING THE SAME ASSET CLASS AS THIS OFFERING.


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Johanna V. Losert
November 15, 2005
Page 2

               The depositor and each issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have each been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. The names and CIK codes for affiliates of the depositor that have offered a class of asset-backed securities involving the same class of assets are provided below:

         Nelnet Student Loan Corporation - 1               0001010519
         Nelnet Student Loan Corporation - 2               0001100718
         Nelnet Education Loan Funding Corporation         0001166221
         Nelnet Student Loan Trust 2005-1                  0001316740
         Nelnet Student Loan Trust 2005-2                  0001323315
         Nelnet Student Loan Trust 2005-3                  0001333366
         Nelnet Student Loan Trust 2005-4                  0001343160

2.    PLEASE PROVIDE THE STATIC POOL INFORMATION WHEN IT BECOMES AVAILABLE.

               Attached to this letter is static pool information for the student loan assets pledged to secure the asset-backed notes issued by Nelnet Student Loan Trust 2002-1 on May 20, 2002. The Registrant was the depositor of those student loan assets. In connection with the offering of the notes registered by the Registration Statement, the Registrant will provide static pool information in the form attached for the issuing entities described below, and for issuing entities that at the time of an offering have previously issued notes registered by the Registration Statement.

Nelnet Education Loan Funding 2003-1         Nelnet Student Loan Trust 2004-3
Nelnet Education Loan Funding 2004-1         Nelnet Student Loan Trust 2004-4
Nelnet Education Loan Funding 2004-2         Nelnet Student Loan Trust 2005-1
Nelnet Student Loan Trust 2002-1             Nelnet Student Loan Trust 2005-2
Nelnet Student Loan Trust 2002-2             Nelnet Student Loan Trust 2005-3
Nelnet Student Loan Trust 2003-1             Nelnet Student Loan Trust 2005-4
Nelnet Student Loan Trust 2003-2

               The Registrant does not intend to provide static pool information in reference to pools securing notes issued by either Nelnet Student Loan Corporation - 1 or Nelnet Student Loan Corporation - 2. Each of those registrants issued multiple series of notes that were secured by a common pool of student loan assets. In the Registrant's view, information for pools of assets that increased over time through purchases of loans with proceeds of additional loans would not be representative of the performance of the discrete pools that will be created for the issuing entities under the Registration Statement.


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Johanna V. Losert
November 15, 2005
Page 3

3. PLEASE NOTE THAT OUR COMMENTS TO EITHER THE BASE PROSPECTUS AND/OR THE SUPPLEMENTS SHOULD BE APPLIED UNIVERSALLY, IF APPLICABLE. ACCORDINGLY, IF COMMENTS ISSUED FOR ONE APPLY TO ANOTHER, MAKE CONFORMING REVISIONS AS APPROPRIATE. PLEASE CONFIRM TO US IN YOUR RESPONSE THAT YOU WILL COMPLY WITH THIS INSTRUCTION.

               We have complied with this instruction.

4. PLEASE CONFIRM THAT ALL FINALIZED AGREEMENTS WILL BE FILED AT THE TIME OF TAKEDOWN. PLEASE REFER TO ITEM 1100(F).

               The Registrant confirms all finalized agreements will be filed as required as exhibits to Form 8-K within four business days following takedown.

Reset Rate Note Prospectus Supplement

Cover page

5. PLEASE DELETE THE REFERENCE TO THE ISSUING ENTITY AS THE "ISSUER." THE DEPOSITOR IS THE ISSUER. REFER TO ITEM III.A.3.D. OF THE ADOPTING RELEASE FOR REGULATION AB (RELEASE NOS. 33-8518; 34-50905). IDENTIFYING THE ISSUING ENTITY AS THE ISSUING ENTITY.

               The prospectus supplements and the base prospectus have been revised to reflect this comment.

6. PLEASE REVISE THE STATEMENT LOCATED IN THE HIGHLIGHTED BOX HERE AND IN THE BASE PROSPECTUS TO ACCURATELY REFLECT THE LANGUAGE UNDER ITEM 1102(D) OF REGULATION AB. IN THIS REGARD, PLEASE CLARIFY THAT THE SECURITIES REPRESENT THE OBLIGATIONS OF THE ISSUING ENTITY.

               The cover pages to the prospectus supplements have been revised to indicate that the notes are obligations of the issuing entity only.

7. PLEASE BRIEFLY DESCRIBE ANY CREDIT ENHANCEMENT OR OTHER SUPPORT FOR THE TRANSACTION. REFER TO ITEM 1102(H) OF REGULATION AB.

               The cover pages of the prospectus supplements have been revised to describe the applicable credit enhancements.

Reset Rate Note Prospectus Supplement

8. PLEASE IDENTIFY THE REMARKETING AGENTS AND DISCLOSE WHETHER THEY ARE AFFILIATES.

               The Registrant cannot provide this information at this time since the remarketing agents are selected only at the time of the takedown. The Registrant expects to engage the underwriters for a series of reset rate notes as the remarketing agent for those notes, and the remarketing agents will be identified in the applicable prospectus supplement. The Registrant will not engage any affiliate as the remarketing agent for a series of reset rate notes.

Johanna V. Losert
November 15, 2005
Page 4

Flow of Funds Chart, page S-15

9. PLEASE IDENTIFY THE VARIOUS TRANSACTION PARTIES SUCH AS THE DEPOSITOR, MASTER SERVICER, ADMINISTRATOR AND REMARKETING AGENTS, FOR EXAMPLE.

               The requested changes have been made to each of the prospectus supplements.

Prospectus Supplement

Summary of Terms, page S-1

The Trust's Assets, page S-5

10. WE NOTE YOUR DISCLOSURE ON PAGE S-6 THAT IF THE DEPOSITOR BREACHES A REPRESENTATION UNDER THE LOAN PURCHASE AGREEMENT REGARDING A STUDENT LOAN, THE DEPOSITOR GENERALLY WILL BE OBLIGATED TO CURE SUCH BREACH, REPURCHASE OR REPLACE SUCH STUDENT LOAN, OR REIMBURSE THE TRUST FOR ANY LOSSES RESULTING FROM THE BREACH. THE POOL MAY NOT CONTAIN A NON-PERFORMING LOAN AT THE CUT-OFF DATE; PLEASE TELL US HOW YOU WILL ENSURE THAT IT DOES NOT.

               A non-performing asset, in respect of student loans originated under the Federal Family Education Loan Program ("FFELP"), would be any loan that (1) becomes delinquent; and (2) has a claim filed with the guarantee agency; and (3) has that claim rejected. The depositor reviews the status of all loans to be pledged prior to each securitization transaction and does not include any such `claims reject' loans, i.e. non-performing assets, in the pool.

The Prefunding Account, page S-6

11. PLEASE CONFIRM THAT THE DURATION FOR THE PREFUNDING PERIODS YOU REFERENCE WILL NOT EXTEND BEYOND ONE YEAR FROM THE DATE OF ISSUANCE AND THAT THE AMOUNT OF PROCEEDS FOR THE PREFUNDING ACCOUNT IS NOT GREATER THAN 50% OF THE OFFERING PROCEEDS. REFER TO ITEM 1101(C)(3)(II) OF REGULATION AB.

               The Registrant confirms that any prefunding period will not exceed one year from issuance and proceeds for the prefunding account will not exceed 50% of the offering proceeds.

Rating of the Notes, page S-13

12.     PLEASE DISCLOSE HERE THE MINIMUM RATING THAT MUST BE ASSIGNED. SEE
        ITEM 1103(A)(9).

               The requested change has been made to each of the prospectus supplements.


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Johanna V. Losert
November 15, 2005
Page 5

[The acquisition of additional student loans after the closing date may change the characteristics of the pool of student loans...].page S-17

13. PLEASE REVISE TO DISCLOSE WHETHER THERE ARE ANY DIFFERENCES IN THE UNDERWRITING CRITERIA THE REVOLVING OR PREFUNDING PERIOD FROM THE CRITERIA USED TO SELECT THE CURRENT ASSET POOL. SEE ITEM 1111(G)(7).

                The trusts will use the proceeds of the notes to purchase student loans originated under the Federal Family Education Loan Program ("FFELP") established under the Higher Education Act of 1965, as amended (the "Higher Education Act"). Underwriting criteria for FFELP loans are specified by the Higher Education Act and Department of Education regulations. Accordingly, the underwriting criteria for such loans should not change during any revolving or prefunding periods. Certain characteristics of the student loans acquired during a revolving or prefunding period, such as the weighted average annual interest rate, remaining months until scheduled maturity or average outstanding principal balance, may differ from those shown in the collateral tables. If possible, the Registrant will describe the characteristics of the student loans it expects to acquire during a revolving or prefunding period in the manner suggested in the second paragraph appearing under the heading "Characteristics of the Student Loans". Each trust will file on Form 8-K updated collateral tables at the conclusion of any prefunding or revolving period. A cross-reference to this additional disclosure has been added to the risk factor in the prospectus supplements.

The subservicers, page S-23

14. WE NOTE THAT NELNET'S SUBSERVICING AGREEMENT AUTHORIZES NELNET TO DELEGATE ITS DUTIES UNDER THE SUBSERVICING AGREEMENT UNDER CERTAIN CONDITIONS. PLEASE DESCRIBE THOSE CONDITIONS.

               The conditions have been described in each of the prospectus supplements.

15. WE NOTE THAT NELNET EXPECTS THAT A PERCENTAGE OF STUDENT LOANS ACQUIRED WITH THE PROCEEDS OF THE NOTES WILL BE PERFORMED BY SERVICERS OTHER THAN NELNET. PLEASE ADD BRACKETED LANGUAGE TO THE PROSPECTUS SUPPLEMENT TO PROVIDE DISCLOSURE TO THE EXTENT MATERIAL IF THE SERVICERS MEET THE THRESHOLDS IN ACCORDANCE WITH ITEM 1108(A)(3) OF REGULATION AB.

               The requested change has been made to each of the prospectus supplements.

16. IN THIS REGARD, PLEASE CONFIRM WHETHER YOU WILL NOTIFY NOTEHOLDERS OF ANY SUCH ADDITIONS OR CHANGES IN SERVICERS. REFER TO ITEM 6.02 OF FORM 8-K.

               The Registrant will notify promptly noteholders of any additions or changes in servicers as required by Item 6.02 of Form 8-K.


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Johanna V. Losert
November 15, 2005
Page 6

Fees and Expenses, page S-27

17. PLEASE ADD THIS SECTION TO THE TABLE OF CONTENTS.

               The requested change has been made to each of the prospectus supplements.

18. PLEASE CONFIRM THAT YOU HAVE DISCLOSED ANY EXPENSES INCURRED IN CONNECTION WITH THE SELECTION AND ACQUISITION OF THE POOL ASSETS THAT ARE PAYABLE FROM THE OFFERING PROCEEDS. REFER TO ITEM 1107(J) OF REGULATION AB.

               The Registrant does not currently incur any expenses in connection with the selection and acquisition of pool assets payable from the offering proceeds. Bracketed language has been added under the heading "Fees and Expenses" in each prospectus supplement to provide appropriate disclosure in the event this were to change in the future.

Distribution of the Student Loans by Number of Days Delinquent, page S-33

19. THE DAYS DELINQUENT TABLES SHOULD INCLUDE 30 DAY BUCKETS FOR ALL THE LOANS THAT ARE DELINQUENT. IN OTHER WORDS, "121 AND ABOVE" IS NOT AN ACCEPTABLE CATCHALL.

               The tables have been amended in each prospectus supplement in response to this comment.

Derivative Counterparty, page S-53

20. REFER TO YOUR BRACKETED INFORMATION REGARDING THE ACCURACY OR COMPLETENESS OF THE PRECEDING PARAGRAPHS ON PAGES S-53 AND S-57. DISCLAIMERS OF LIABILITY FOR MATERIAL INFORMATION ARE NOT APPROPRIATE FOR A PROSPECTUS OR IN A REGISTRATION STATEMENT BY EITHER THE DEPOSITOR (OR AN AFFILIATE OF A DEPOSITOR) OR THE UNDERWRITER. PLEASE DELETE OR REVISE THE ITALICIZED STATEMENTS AND SIMILAR DISCLAIMERS IN THE PROSPECTUS SUPPLEMENT OR BASE PROSPECTUS.

               The requested changes have been made to each such statement in each of the prospectus supplements.

Reports to Noteholders, page S-60

21. CONFIRM, IF TRUE, THAT THE QUARTERLY REPORTS GIVEN TO SECURITY HOLDERS WILL CONTAIN THE SAME INFORMATION AS THE 10-DS FILED WITH THE COMMISSION.

               The Registrant confirms the quarterly reports will contain the same information as that contained in Form 10-D and that such reports will be delivered to DTC for distribution according to DTC standard procedures.

Johanna V. Losert
November 15, 2005
Page 7

Additional Information, page S-61

22. PLEASE CONFIRM YOUR UNDERSTANDING THAT THE MOST RECENT PERIOD FOR WHICH STATIC POOL INFORMATION IS REQUIRED MUST BE NO LATER THAN 135 DAYS PRIOR TO THE DATE OF FIRST USE OF THE PROSPECTUS. SEE ITEM 1105(A)(3)(II).

               The Registrant confirms that it understands the recency requirement for static pool information and is preparing its templates in order to comply with Item 1105(a)(3)(ii).

Base Prospectus

General

23. PLEASE ADD A SECTION AND PROVIDE THE DISCLOSURE REQUESTED IN ITEM 1117 OF REGULATION AB THAT WOULD BE MATERIAL TO INVESTORS HERE OR IN THE BASE OR PROSPECTUS SUPPLEMENT. IF THERE ARE NO CURRENT LEGAL PROCEEDINGS PENDING AGAINST ANY TRANSACTION PARTY, PLEASE STATE.

               The base prospectus has been amended to add a discussion of legal proceedings in response to this comment.

Summary of the Offering, page iii

Use of principal receipts, the revolving period, page iv

24. PLEASE ADVISE US OF THE LENGTH OF THE REVOLVING PERIOD.

               The revolving period will not exceed three years in duration.

Credit and cash flow or other enhancement and derivative products, page vii

25. WE NOTE YOUR STATEMENT THAT ANY CREDIT OR CASH FLOW ENHANCEMENT OR DERIVATIVE PRODUCT FOR A SERIES OF NOTES WILL BE DESCRIBED IN A RELATED PROSPECTUS SUPPLEMENT. WE REMIND YOU THAT ALL POTENTIAL METHODS OF CREDIT ENHANCEMENT OR LIQUIDITY PROVIDERS MUST BE DISCUSSED IN THE BASE

               The disclosure has been amended in response to this comment to indicate that credit enhancements and derivative products are described in the base prospectus and that the specific details of any credit enhancement or derivative products relevant to a particular series of notes will be included in the prospectus supplement.

Johanna V. Losert
November 15, 2005
Page 8

26. PLEASE REMOVE THE PHRASE "OR OTHER SWAPS." IF YOU MEAN OTHER INTEREST RATE OR CURRENCY SWAPS, IT IS REDUNDANT. IF YOU MEAN SOMETHING THAT IS NOT ON THE LIST, WE ARE NOT SURE IT BELONGS IN AN ABS FILING. MAKE SIMILAR CHANGES ON PAGES 72, 73 AND ELSEWHERE AS APPROPRIATE.

               The disclosure has been amended in response to this comment.

27. WE NOTE THAT YOUR CREDIT ENHANCEMENT MAY BE ESTABLISHED IN THE FORM OF "EXCHANGE AGREEMENTS." EITHER DELETE OR PROVIDE US WITH YOUR LEGAL ANALYSIS TO EXPLAIN HOW THESE AGREEMENTS WOULD MEET THE DEFINITION OF ASSET-BACKED SECURITY.

               The reference to exchange agreements has been deleted.

28. ADD BRACKETED LANGUAGE TO THE PROSPECTUS SUPPLEMENT TO CLARIFY THAT YOU WILL PROVIDE THE FINANCIAL INFORMATION AS OUTLINED IN ITEM 1114(B) IF THE AGGREGATE SIGNIFICANCE PERCENTAGE IS 10% OR MORE OR ADVISE WHY THIS WOULD NEVER BE NECESSARY.

               The disclosure has been amended in response to this comment.

The Sponsor, the Depositor, and the Master Servicer and Administrator, page 1

29. TELL US WHAT THE ADMINISTRATOR'S ROLE IS WITH REGARDS TO SETTING TERMS FOR REMARKETING. CONFIRM, IF TRUE, THAT THOSE DECISIONS ARE MADE BY THE REMARKETING AGENTS ALONE, ALTHOUGH THEY MAY GET INFORMATION FROM THE ADMINISTRATOR.

               The remarketing process for the reset rate notes is described under the heading "The Reset Rate Notes - Reset Periods" and "-Tender of Reset Rate Notes; Remarketing Procedures." The Registrant confirms, as described therein, that the remarketing agents alone set the terms for the remarketing. Specifically, at the time of remarketing, all material terms for the notes, including interest rate, maturity and spread, are determined by the remarketing agents. The administrator provides information to and is available to consult with the remarketing agents.

30. IN A REGISTERED REMARKETING TRANSACTION THE ISSUER MUST UPDATE THE PROSPECTUS SO THAT AT THE TIME OF THE REMARKETING THE PROSPECTUS INCLUDES ALL OF THE INFORMATION REGARDING THE POOL REQUIRED TO BE IN THE PROSPECTUS. SEE FOOTNOTE 193 OF RELEASE 33-8518. TO THE EXTENT THE ISSUER HAS NOT PREVIOUSLY UPDATED THE PROSPECTUS TO INCLUDE ALL THE UPDATED INFORMATION REQUIRED BY FORM S-3, SUCH AS UPDATED INFORMATION REQUIRED BY ITEM 1111 OF REGULATION AB, THROUGH INCORPORATION OF EXCHANGE ACT FILINGS, THE ISSUER MUST FILE AND INCORPORATE BY REFERENCE A FORM 8-K CONTAINING THE INFORMATION REGARDING THE POOL ASSETS OR MUST FILE A PROSPECTUS SUPPLEMENT OR POST-EFFECTIVE AMENDMENT, AS APPROPRIATE, TO UPDATE THE PROSPECTUS. CONFIRM THAT YOU WILL FOLLOW THIS PRACTICE.

               The Registrant confirms it will follow this practice.


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Johanna V. Losert
November 15, 2005
Page 9

Servicing and Administration, page 16

31. WE NOTE THAT NELN WILL ARRANGE FOR AND OVERSEE THE SERVICING OF A TRUST'S STUDENT LOANS BY ONE OR MORE SUBSERVICERS PURSUANT TO ONE OR MORE SUBSERVICING AGREEMENTS. PLEASE ADD BRACKETED LANGUAGE TO THE PROSPECTUS SUPPLEMENT TO PROVIDE DISCLOSURE TO THE EXTENT MATERIAL IF THE SERVICERS MEET THE THRESHOLDS IN ACCORDANCE WITH ITEM 1108(A)(3) OF REGULATION AB.

               The requested change has been made to the prospectus supplements.

32. WE NOTE THAT UNDER THE TERMS OF THE INDENTURE, THE ADMINISTRATOR MAY DESIGNATE ANOTHER MASTER SERVICER WITH RESPECT TO A TRUST'S STUDENT LOANS. PLEASE PROVIDE DISCLOSURE REQUIRED BY ITEM 1108(D) OF REGULATION AB.

               Although the indenture provides that a new master servicer can be appointed, the master servicing agreement provides that it may be terminated only upon default by the master servicer. The procedures for engaging a new master servicer are described under the heading "Servicing and Administration - The master servicing agreement - Rights upon default." The disclosure has been amended in response to this comment to reflect the limited circumstances under which the master servicer may be replaced.

Statements as to Compliance, page 19

33. PLEASE REVISE THIS SECTION TO REFLECT THE REQUIREMENTS FOR AN ANNUAL REPORT ON ASSESSMENT OF COMPLIANCE WITH SERVICING CRITERIA FOR ASSET-BACKED SECURITIES AS WELL AS AN ATTESTATION REPORT FROM A REGISTERED PUBLIC ACCOUNTING FIRM PURSUANT TO EXCHANGE ACT RULE 15D-18 AND ITEM 1122 OF REGULATION AB. SEE ALSO ITEM 1123 OF REGULATION AB. ALSO REVISE TO CLARIFY THE PARTY WILL USE THE CRITERIA IN PARAGRAPH (D) OF ITEM 1122 TO ASSESS COMPLIANCE WITH THE SERVICING CRITERIA. PLEASE NOTE THAT ALL OF THE REQUIRED REPORTS MUST BE FILED AS EXHIBITS TO THE ANNUAL REPORT ON FORM 10-K.

               The disclosure has been amended in response to this comment.

34. AS THERE MAY BE MULTIPLE SERVICERS INVOLVED IN SERVICING THE POOL ASSETS, PLEASE REVISE THIS SECTION TO INCLUDE BRACKETED LANGUAGE TO STATE THAT EACH SERVICER WILL PROVIDE A SEPARATE SERVICER COMPLIANCE STATEMENT AS REQUIRED BY THE INSTRUCTIONS TO ITEM 1123 OF REGULATION AB.

               The disclosure has been amended in response to this comment to reflect that the obligation is placed on the master servicer and every subservicer.


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Johanna V. Losert
November 15, 2005
Page 10

Description of the Notes, page 22

Index Rate Notes, page 26

35. PLEASE DELETE THE STATEMENT ON PAGE 26 "OR SOME OTHER RATE" AT THE END OF THE FIRST PARAGRAPH. DISCLOSE ALL OF THE DIFFERENT INDICES THAT YOU CONTEMPLATE USING FOR DETERMINING INTEREST. REFER TO ITEM 1113(A)(3) OF REGULATION AB. PLEASE NOTE THAT THE ONLY INDICES PERMITTED UNDER THE DEFINITION OF AN ASSET-BACKED SECURITY ARE INDICES SIMILAR TO THOSE INVOLVED IN AN INTEREST RATE SWAP OR CURRENCY SWAP. REFER TO SECTION III.A.2. OF THE ADOPTING RELEASE FOR REGULATION AB (RELEASE NOS. 33-8518; 34-50905).

               The disclosure has been amended to delete the reference to "some other rate" in response to this comment.

Description of Credit Enhancement and Derivative Products, page 72

36. PLEASE PROVIDE A GENERAL DESCRIPTION OF THE TYPES OF CREDIT ENHANCEMENT LISTED IN THE BULLET POINTS ON PAGE VII.

               The disclosure has been amended in response to this comment.

Ratings, page 86

37. PLEASE IDENTIFY THE RATINGS AGENCIES AND MINIMUM RATING THAT MUST BE ASSIGNED. ALSO, DESCRIBE ANY ARRANGEMENTS TO HAVE SUCH RATING MONITORED WHILE THE ASSET BACKED SECURITIES ARE OUTSTANDING. REFER TO ITEM 1120 OF REGULATION AB.

               The rating agencies have been identified as requested. The specific rating required for a given offering is set out in the related prospectus supplement. The Registrant does not expect to enter into any arrangements with the rating agencies with respect to monitoring of ratings. However, the disclosure has been amended to indicate that information is provided to the rating agencies in connection with their monitoring of ratings for the notes.

38. EITHER DELETE THE LAST SENTENCE ON PAGE 86 OR TELL US WHY IT IS NECESSARY. THE REGISTRANT NOTE THAT YOU DO NOT INTERPRET ANY OTHER DATA PRESENT FOR THE SECURITY HOLDER.

               The sentence has been deleted.


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Johanna V. Losert
November 15, 2005
Page 11

Incorporation of Documents by Reference; Where to Find More Information, page 87

39. PLEASE REVISE THIS SECTION TO DESCRIBE THE REPORTS OR OTHER DOCUMENTS TO BE PROVIDED TO SECURITY HOLDERS REQUIRED UNDER THE TRANSACTION AGREEMENTS, AND THE REPORTS TO BE FILED WITH THE COMMISSION. REFER TO
        ITEM 1118(A) AND (B) OF REGULATION AB. PLEASE ALSO REVISE TO PROVIDE THE NEW SEC ADDRESS 100 F STREET, NE, WASHINGTON, D.C. 20549.

               The disclosure has been amended in response to this comment.

Signatures

40. REVISE TO INCLUDE THE SIGNATURE OF THE DEPOSITOR'S CONTROLLER OR PRINCIPAL ACCOUNTING OFFICER. REFER TO GENERAL INSTRUCTION V.B. OF FORM S-3.

               Under the corporation's bylaws, the treasurer is both the principal financial officer and the principal accounting officer. The signature page has been amended to reflect this.

Closing

               Please let me know if the foregoing is responsive to your comments, or if you wish to discuss further any of the comments and our responses. The Registrant appreciate your assistance in connection with this review.

                                                   Sincerely,


                                                   /S/ THOMAS H. DUNCAN


                                                   Thomas H. Duncan




cc:     Jeffrey Noordhoek
        Cheryl Watson
        Hannah Smitterberg